AH 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022029

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50916

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 6 2002
WASHINGTON, D.C.
539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARTSFIELD CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3775 MANSELL ROAD
(No. and Street)

ALPHARETTA (City) GEORGIA (State) 30022-8247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DELBERT REICHARDT 770-408-9000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAZIER & DEETER, LLC
(Name — *if individual, state last, first, middle name*)

233 PEACHTREE STREET, NE, 1100 HARRIS TOWER, ATLANTA, GA 30303-1507
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
APR 0 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/4/2002

OATH OR AFFIRMATION

I, DELBERT REICHARDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARTSFIELD CAPITAL SECURITIES, INC., as of DECEMBER 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

Notary Public, Fulton County
My Commission Expires June 2, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Indepdendent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HARTSFIELD CAPITAL SECURITIES, INC.

Table of Contents

December 31, 2001

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

1100 Harris Tower
233 Peachtree Street, N.E.
Atlanta, Georgia 30303-1507
404 659-2213
404 659-4741 FAX
www.frazier-deeter.com

James F. Frazier, Jr., C.P.A., C.F.E.
David A. Deeter, C.P.A.
Robert H. Woosley, C.P.A.
Roger W. Lusby, III, C.P.A., C.M.A.
Ruth A. Bartlett, C.P.A.
D. Shawn Fowler, C.P.A., C.F.E.
Jeffrey R. Miller, C.P.A.
Rhonda I. Striplin, C.P.A.
Christopher E. Etheridge, C.P.A., C.F.E.
Karen C. Thurman, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the statement of financial condition of Hartsfield Capital Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartsfield Capital Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

February 6, 2002

Frazier + Deeter, LLC

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Current Assets:		
Cash	$	11,770
Commission receivable		1,755
Prepaid management fees		5,500
Income tax receivable		180
Deferred income tax asset		113
Total current assets		19,318
Warrants		10,728
Total Assets	$	30,046

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable	$	1,492
Total current liabilities		1,492
Stockholders' Equity:		
Common stock, no par value; 100,000 shares authorized; 1,500 shares issued and outstanding		12,000
Additional paid-in capital		28,500
Accumulated deficit		(11,946)
Total stockholders' equity		28,554
Total Liabilities and Stockholders' Equity	$	30,046

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2001

Revenues	$	214,668
Expenses:		
Commissions		160,078
Management fees		9,000
Insurance and fees		3,547
Professional fees		18,225
Other expenses		281
Total expenses		191,131
Operating income		23,537
Unrealized loss on warrants		(23,298)
Income before provision for income taxes		239
Provision for federal and state income taxes:		
Current		-
Deferred		2,607
		2,607
Net loss	$	(2,368)

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common Stock		Additional		
	Shares	Par Value	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	1,500	$ 12,000	$ 28,500	$ (9,578)	$ 30,922
Net loss	-	-	-	(2,368)	(2,368)
Balance, December 31, 2001	1,500	$ 12,000	$ 28,500	$ (11,946)	$ 28,554

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Increase (Decrease) in Cash

Cash flows from operating activities:	
Cash received from clients	$ 178,887
Cash paid for operational expenses	(186,389)
Net cash used in operating activities	(7,502)
Decrease in cash	(7,502)
Cash, beginning of year	19,272
Cash, end of year	$ 11,770

Reconciliation of Net Loss to Net Cash Used in Operating Activities

Net loss	$ (2,368)
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in warrants	(10,728)
Changes in assets and liabilities:	
Increase in commission receivable	(1,755)
Decrease in prepaid management fees	3,250
Decrease in deferred income taxes	2,607
Increase in accounts payable	1,492
Total adjustments	(5,134)
Net cash used in operating activities	$ (7,502)

See notes to financial statements.

Supplemental Schedule of Noncash Investing and Financing Activities

As part of the compensation for services rendered, the Company received warrants from two of its clients. The warrants received were valued at $34,026 at the grant date and have decreased in value by $23,298 as of December 31, 2001.

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Hartsfield Capital Securities, Inc. (the Company) is a Georgia corporation incorporated on February 5, 1998 for the purpose of qualifying as a broker-dealer providing services for clients primarily in Europe. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) effective September, 1998 and is a member of the National Association of Securities Dealers (NASD).

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenue related to commissions and fees earned resulting from the private placement of securities by issuers and brokering transactions is recognized generally at the "date of closing."

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Deferred taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting which results from using the cash basis for tax reporting and the accrual basis for financial reporting. At December 31, 2001, the Company recognized a deferred income tax asset on the net operating loss carryforward and the tax basis of accounting for organizational costs, prepaid management fees, and accounts payable. The Company recognized a deferred tax liability on the tax basis treatment for accounts receivable and deferred income recognized on warrants received.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $12,033, which was $7,033 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .12 to 1 at December 31, 2001.

Note 3 - Management fees payable:

The Company has an agreement with Hartsfield Capital Group (HCG) whereby the Company pays HCG $750 a month in management fees for office and supporting services. At December 31, 2001, the Company has prepaid management fees to HCG in the amount of $5,500.

Note 4 - Warrants:

As part of the compensation for services rendered, the Company received warrants from two of its clients. The warrants give the Company the right to purchase common stock at a particular exercise price. The company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and related interpretations in accounting for its derivative valuation. Accordingly, the Company recognizes the asset and revenue at the grant date based on the fair value and increases and decreases in warrant values as gains and losses in income.

The fair value of each warrant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for Paradigm Medical Industries, Inc. (PMED) and Storage Computer Corporation (SOS), respectively:

	PMED	SOS
Dividend yield	0%	0%
Expected volatility	53.102	180.7645
Risk-free interest rate	5.02	5.02
Expected life	5 year	3 years

Note 4 - Warrants - continued:

A summary of the status of the Company's warrants as of December 31, 2001 and changes during the year, is presented below:

	PMED		SOS	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
				$ 10.00
Outstanding, beginning of year	-	-	-	-
Granted	1,250	$ 4.00	2,250	$18.23
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, end of year	1,250	$ 4.00	2,250	$ 18.23
Options exercisable at end of year	1,250	$ 4.00	2,250	$ 18.23
Weighted-average fair value of options granted during the year at grant date		$ 0.82		$ 14.67
Weighted-average fair value of options at end of year		$ 0.94		$ 4.24

The warrants have an expiration date of April 7, 2006 and November 20, 2003 for Paradigm Medical Industries, Inc. and Storage Computer Corporation, respectively.

The fair market value of the common stock for Paradigm Medical Industries, Inc. and Storage Computer Corporation as of December 31, 2001 were $2.46 and $6.40, respectively.

Note 5 - Income taxes:

At December 31, 2001, deferred tax assets recognized for deductible temporary differences totaled approximately $7,522. Deferred tax liabilities recognized for taxable temporary differences totaled approximately $7,409.

At December 31, 2001, the Company has a net operating loss carryforward of approximately $27,450, for income tax purposes. This carryforward expires at various dates through 2021, and is available to reduce future federal tax liabilities. If certain substantial changes in ownership should occur, there would be annual limitations on the amount of net loss carryforwards which could be utilized.

Note 6 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

During the year ended December 31, 2001, the Company had two customers that accounted for 75% of revenues.

SUPPLEMENTAL INFORMATION

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

1100 Harris Tower
233 Peachtree Street, N.E.
Atlanta, Georgia 30303-1507
404 659-2213
404 659-4741 FAX
www.frazier-deeter.com

James F. Frazier, Jr., C.P.A., C.F.E.
David A. Deeter, C.P.A.
Robert H. Woosley, C.P.A.
Roger W. Lusby, III, C.P.A., C.M.A.
Ruth A. Bartlett, C.P.A.
D. Shawn Fowler, C.P.A., C.F.E.
Jeffrey R. Miller, C.P.A.
Rhonda I. Striplin, C.P.A.
Christopher E. Etheridge, C.P.A., C.F.E.
Karen C. Thurman, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Hartsfield Capital Securities, Inc. as of and for the year then ended December 31, 2001, and have issued our report thereon dated February 6, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2002

Frazier & Deeter, LLC

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2001

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Cash	$ 11,770	$ -	$ -	$ 11,770
Commissions receivable	-	1,755	-	1,755
Prepaid management fees	5,500	-	-	5,500
Income taxes receivable	180	-	-	180
Warrants	-	34,026	23,298	10,728
Deferred income taxes	2,720	-	2,607	113
	$ 20,170	$ 35,781	$ 25,905	$ 30,046
Liabilities and Stockholders' Equity				
Accounts payable	$ -	$ -	$ 1,492	$ 1,492
Common stock	12,000	-	-	12,000
Additional paid-in capital	28,500	-	-	28,500
Accumulated deficit	(20,330)	8,384		(11,946)
	$ 20,170	$ 8,384.00	$ 1,492	$ 30,046
Revenues and (Expenses)				
Revenues	$ 164,992	$ -	$ 49,676	$ 214,668
Commissions	(149,877)	10,201	-	(160,078)
Management fees	(9,000)	-	-	(9,000)
Insurance and fees	(3,075)	472	-	(3,547)
Professional	(13,750)	4,475	-	(18,225)
Other expenses	(42)	239	-	(281)
Unrealized loss on warrants	-	23,298	-	(23,298)
Income taxes	-	2,607	-	(2,607)
Net loss	$ (10,752)	$ 41,292	$ 49,676	$ (2,368)

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 2: Explanation of Audit Adjustments

December 31, 2001

	Debit	Credit
Adjustment (1)		
Deferred income taxes - expense	$ 2,607	
Deferred income taxes - asset		$ 2,607
To adjust deferred income taxes and record tax provision.		
Adjustment (2)		
Warrants	$ 34,026	
Revenue		$ 34,026
Unrealized loss on warrants	$ 23,298	
Warrants		$ 23,298
To record warrants received for services provided and record unrealized loss.		
Adjustment (3)		
Commissions receivable	$ 1,755	
Revenue		$ 1,755
To record commissions receivable.		
Adjustment (4)		
Professional fees	$ 1,492	
Accounts payable		$ 1,492
To record accounts payable.		
Adjustment (5)		
Other expense	$ 239	
Insurance and fees	472	
Professional fees	4,475	
Commissions	10,201	
Revenue		$ 15,387
To record additional commissions and fees.		

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition		$ 28,554
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		28,554
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities		28,554
Deductions and/or charges:		
Total nonallowable assets	(16,521)	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(16,521)
Net capital before haircuts on securities positions		12,033
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	-	-
Net capital		$ 12,033

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition		$ 1,492
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 1,492
Percentage of aggregate indebtedness to net capital		0.12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 99
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 7,033
Excess net capital at 1000%	$ 11,884

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 11,950
Net audit adjustments	83
Net capital per previous page	$ 12,033

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 4: Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2001

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See independent auditors' report on supplemental information.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

1100 Harris Tower
233 Peachtree Street, N.E.
Atlanta, Georgia 30303-1507
404 659-2213
404 659-4741 FAX
www.frazier-deeter.com

James F. Frazier, Jr., C.P.A., C.F.E.
David A. Deeter, C.P.A.
Robert H. Woosley, C.P.A.
Roger W. Lusby, III, C.P.A., C.M.A.
Ruth A. Bartlett, C.P.A.
D. Shawn Fowler, C.P.A., C.F.E.
Jeffrey R. Miller, C.P.A.
Rhonda I. Striplin, C.P.A.
Christopher E. Etheridge, C.P.A., C.F.E.
Karen C. Thurman, C.P.A.

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Hartsfield Capital Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC
Atlanta, Georgia
February 6, 2002

Frazier & Deeter, LLC

HARTSFIELD CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001